Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor Logistics LP
Commission File No.: 001-35143

The following investor presentation was posted to MPLX LP’s website, http://ir.mplx.com, on June 3, 2019.